Form C

Cover Page

Name of issuer:

Unlimited Creation LLC

Legal status of issuer:

> **Form:**
>
> Limited Liability Company
>
> **Jurisdiction of Incorporation/Organization:**
>
> WY
>
> **Date of organization:**
>
> 2/28/2024

Physical address of issuer:

4055 Tujunga Avenue
Los Angeles, CA 91604

Website of issuer:

https://NineteenFilms.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering

pays or incurs on behalf of the issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

Describe the security offered:

Revenue Participation Agreement

Target number of securities to be offered:

37

Price:

$9,500.00

Method for determining price:

Pro-rated portion of the total principal value of $350,000; interests will be sold in increments of $1.

Target offering amount:

$350,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

Disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$475,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$0.00	$0.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$0.00	$0.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($408.00)	($3,340.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Unlimited Creation LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer. ⓘ

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Cal Barnes	CEO, Head of Creative	Unlimited Creation LLC	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

ⓘ

Officer	Positions Held	Year Joined
Cal Barnes	CEO, President	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

ⓘ

Name of Holder	% of Voting Power Prior to Offering
Cal Barnes	50%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer. ⓘ

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not

omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> TOTAL LOSS - The largest risk is total loss of principal investment. This is an independent feature film production. It's one of the riskiest investments in the world. Although the lead producers are doing everything in their power to ensure a profit for the investors, potential total loss of investment is a reality of the business and needs to be acknowledged and accepted by any players getting involved.

> THIRD PARTY VARIABLES - Receipt of revenue is often tied to third party companies such as sales agents, distributors and exhibitors. While the film could earn money in the marketplace, it is possible that revenue could not reach The Company as a result of a third-party claiming bankruptcy or refusal to pay.

> NO CURRENT REVENUE – The company has not yet generated any revenue. Future generation of revenues will be dependent on successfully fundraising for the film and other factors, such as final cast attachments, distribution, and market trends which we cannot ultimately control.

> COMPETITIVE INDUSTRY – some segments of the motion picture industry are highly competitive. The company will be competing with the producers of other films in arranging for distribution in all available markets and media. The picture will be competing directly with other motion pictures and indirectly with other forms of public entertainment for attention.

> Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

> ACCEPTANCE BY PUBLIC - Investment in the film industry is highly speculative. There can be no assurance of the economic success of any motion picture since the revenues derived from the production and distribution of a motion picture primarily depend on its acceptance by the public, which — even in a proven genre with solid cast attachments — cannot be predicted with 100% accuracy. The commercial success of a motion picture also depends on the quality and acceptance of other competing films released into the marketplace at or near the same time, general economic factors, and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

> EXTERNAL FORCES - the creation of a film is tied to external forces outside of the control of the company, including, but not limited

to, weather, terrorist attacks, pandemics, wars, and labor strikes. Events of this nature could have an impact on both the timeline of the project and overall budget. Rare, but certain, extreme cases may make it impossible to complete the project or release it.

AUDIENCE APPEAL – the ultimate profitability of any motion picture depends upon its audience appeal in relation to the cost of its production and distribution. The audience appeal of a given motion picture depends not only on its genre and cast, but on other economic forces, such as unpredictable critical reviews and changing public tastes. such appeals cannot be anticipated with certainty.

COST OVERRUNS – the costs of producing motion pictures are often underestimated and may be increased by reason of factors beyond the control of the producers. Such factors may include weather conditions, illness of technical and artistic personnel, artistic requirements, labor disputes, governmental regulations, equipment breakdowns, and other production disruptions. While the company intends to engage production personnel who have demonstrated an ability to complete films within the assigned budget, the risk of a film running over budget or of not being completed is always significant and may have a substantial adverse impact on the profitability of the picture.

DISTRIBUTION – the profitable distribution of a motion picture depends in large part on the availability of one or more capable and efficient distributors who are able to arrange for appropriate advertising and promotion, proper release dates and bookings in first-run and other theaters. Although we believe we are creating a motion picture that will be of the highest of interest to major and mini-major distribution companies, there can be no assurance that profitable distribution arrangements will be obtained for the picture or that the picture can or will be distributed profitably.

LONG-TERM PROJECT– the production and distribution of a motion picture involves the passage of a significant amount of time. At the very least, we expect to be working on this project for one or more years. Distribution and exhibition of motion picture may continue for years before proceeds in an amount high enough to pay back investors can be generated at all, if ever.

INDUSTRY CHANGES – neither the managers nor the company can predict the effect that rapid technological change, emerging distribution channels, or alternative forms of entertainment may have on the company, the managers, or the motion picture industry. The entertainment industry in general, and the motion picture industry in particular, continue to undergo significant changes, primarily due to technological developments. Due to rapid growth of technology and shifting consumer tastes, neither the managers nor the company can accurately predict the overall effect that technological growth or the availability of alternative forms of entertainment may have on the potential revenue from and profitability of the picture.

INHERENT UNCERTAINTY OF PROJECTIONS – the indicative cash flows and certain forward looking statements are based on certain assumptions and other information available to the managers. However, the underlying estimates, assumptions and future events are inherently uncertain, and unanticipated events may occur which would cause actual results to vary, perhaps materially from any forecasted results. Each investor should be aware that many films do not get released or if released are not commercially successful, and lose money. As a consequence, each investor should be aware that neither the company nor the managers guarantee or warrant any specific projected result of an investment in the company. Accordingly, investors should retain and rely upon the advice of their own professional advisors with respect to their individual suitability for an investment in the company and the tax consequences resulting therefrom. the foregoing list of risk factors does not purport to be a complete explanation of the risks involved in an investment in the company.

MANAGEMENT TEAM - our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business as we engage in the process of producing a multi-million dollar motion picture.

The Company is producing an independent film, which is an inherently speculative venture with no guarantee of commercial success or financial return. Film production involves numerous uncertainties including creative execution, audience reception, critical reviews

of financial return. Film production involves numerous uncertainties including creative execution, audience reception, critical reviews, distribution opportunities, and market conditions at the time of release. Even films that complete production may fail to secure distribution, may receive limited theatrical or streaming release, or may generate insufficient revenue to recoup production costs. The independent film market is particularly challenging, with the vast majority of independent films failing to achieve profitability. The Company's focus on art house cinema inspired by films from prior decades may limit its commercial appeal to mainstream audiences. If the film fails to achieve commercial success or secure favorable distribution terms, investors may lose their entire investment.

The Company currently has only one employee and very limited cash reserves. This minimal organizational structure creates significant operational risks and limitations on the Company's ability to execute its business plan. The Company lacks the personnel, infrastructure, and financial resources typically associated with professional film production companies. The success of the film production depends almost entirely on the founder's ability to attract and manage external contractors, crew members, cast, and service providers. Any inability to secure qualified personnel, negotiate favorable terms with vendors, or manage the complex logistics of film production could result in production delays, cost overruns, quality issues, or complete failure to deliver the film. The Company's limited resources also restrict its ability to respond to unexpected challenges or opportunities that may arise during production.

The Company's success depends entirely on the continued services, skills, and industry relationships of its founder, Cal Barnes. As a single-employee company, there is no management team or organizational depth to continue operations if the founder becomes unavailable due to illness, injury, death, or other circumstances. The founder's creative vision, industry contacts, production expertise, and business relationships are critical to completing the film and securing distribution. The loss of the founder's services would likely result in the inability to complete the film or operate the business. The Company does not maintain key person life insurance on the founder. Additionally, the Company will need to attract and retain qualified cast, crew, and production personnel to complete the film, and there is no assurance that the Company will be successful in doing so, particularly given its limited financial resources and single-employee structure.

The Company's planned filming date is not until 2026, which creates an extended timeline between fundraising and production. This lengthy development period increases the risk that circumstances may change in ways that adversely affect the project. Key cast or crew members may become unavailable, production costs may increase beyond budgeted amounts, market conditions and audience preferences may shift, competing films with similar themes may be released, or the founder's circumstances may change. The extended timeline also means that investors' capital will be tied up for a prolonged period before production even begins, with no guarantee that production will commence as planned. Delays in production could result in additional costs, loss of momentum, expiration of agreements with talent or vendors, or complete inability to produce the film. The Company has provided no assurance that it has secured commitments from key personnel or locked in critical production resources for the 2026 timeframe.

The Company's use of funds disclosure indicates that it requires full production budget funding to professionally produce the film, but plans to commence production if it raises only a portion of the required budget. The Company has stated it will begin production with the calculated assumption that it will raise remaining funds during post-production. This approach creates substantial financial risk. If the Company is unable to raise the additional funds needed during post-production, it may be unable to complete the film, may be forced to compromise on production quality, may need to halt production entirely, or may need to seek emergency financing on unfavorable terms. Incomplete films have no commercial value, and investors could lose their entire investment if the Company cannot secure sufficient funding to complete production and post-production. There is no guarantee that additional funding will be available, and the Company has not disclosed any commitments, contingency plans, or alternative funding sources.

Even if this offering is successful, the Company will likely require substantial additional capital to sustain operations, complete future projects, and grow the business. Film production companies typically operate on a project-by-project basis, requiring new financing for each production. The Company has disclosed no committed sources of future funding and no established relationships with film financiers, studios, or institutional investors. The Company's ability to raise additional capital will depend on numerous factors including the commercial success of the current film, market conditions, investor appetite for entertainment investments, and the Company's track record. There can be no assurance that additional financing will be available on acceptable terms, if at all. If the

Company is unable to obtain additional capital, it may be unable to produce future films, may need to curtail operations, or may be forced to cease business entirely. Any future equity financings will result in dilution to existing investors' ownership interests.

Film production is particularly vulnerable to disruption from force majeure events including pandemics, natural disasters, extreme weather, civil unrest, strikes, and other circumstances beyond the Company's control. The COVID-19 pandemic demonstrated how such events can completely halt film production, impose additional safety costs, limit available crew and talent, and create insurance challenges. Production scheduled for 2026 faces uncertainty regarding future pandemic risks, potential industry strikes (as occurred in 2023), natural disasters, or other unforeseen events. Any significant disruption could delay production, increase costs substantially, make the project uninsurable, or prevent production from occurring at all. The Company's limited financial resources mean it has little ability to absorb unexpected costs or delays. Film production insurance may not be available or affordable, or may exclude coverage for certain risks. If production is disrupted or prevented by force majeure events, investors could lose their entire investment.

The Company operates in the highly competitive independent film production and distribution industry. The Company faces competition from thousands of other independent filmmakers, established production companies, major studios' independent divisions, and streaming platforms that produce original content. Barriers to entry in independent filmmaking are relatively low, with affordable digital production equipment and editing software enabling new competitors to enter the market continuously. The Company must compete for audience attention, distribution opportunities, festival selections, critical recognition, and ultimately revenue in an oversaturated market where supply far exceeds demand. Many competitors have substantially greater financial resources, industry relationships, marketing budgets, production capabilities, and track records of commercial success. The Company's focus on art house cinema inspired by films from prior decades may be seen as derivative or outdated compared to more contemporary approaches. The Company may be unable to differentiate its films sufficiently to achieve commercial success in this intensely competitive environment.

The film industry is undergoing rapid and fundamental transformation due to streaming platforms, changing consumer viewing habits, and the decline of traditional theatrical distribution. Theatrical releases have diminished in importance, particularly for independent films, as audiences increasingly consume content through streaming services, video-on-demand platforms, and other digital channels. Streaming platforms have reduced content acquisition budgets and licensing fees, making it more difficult for independent films to secure profitable distribution deals. The proliferation of content across multiple platforms has fragmented audiences and made it increasingly difficult for independent films to gain visibility and generate meaningful revenue. The Company's business model and revenue assumptions may be based on distribution paradigms that are rapidly becoming obsolete. If the Company is unable to adapt to evolving distribution channels and audience preferences, or if distribution opportunities continue to deteriorate, the Company may be unable to generate sufficient revenue from its films to provide returns to investors.

The Company's ability to generate revenue from its film depends entirely on securing distribution agreements with distributors, streaming platforms, theatrical exhibitors, or other content buyers. There is no assurance that the Company will be able to secure any distribution agreement, or that any agreement obtained will be on commercially favorable terms. Distribution deals for independent films typically involve minimal or no upfront advances, with revenue dependent on the film's performance and subject to recoupment of distribution expenses and fees that often consume the majority of gross receipts. Distributors may require the Company to contribute to marketing costs or may provide only limited marketing support. The Company has not disclosed any existing distribution relationships, agreements, or commitments for the film being produced. Without favorable distribution, even a completed film may generate little or no revenue. The Company's lack of established distribution relationships and track record of commercially successful films may make it difficult to negotiate favorable terms or secure distribution at all.

Film production is subject to numerous federal, state, and local regulations, as well as industry-specific guild and union requirements. The Company must comply with labor laws, workplace safety regulations, intellectual property laws, securities regulations, tax laws, and various permitting requirements for filming locations. If the Company uses union talent or crew members, it must comply with Screen Actors Guild (SAG-AFTRA), Directors Guild of America (DGA), Writers Guild of America (WGA), and other guild agreements, which impose specific compensation requirements, working conditions, residual payment obligations, and other terms. Non-

which impose specific compensation requirements, working conditions, residual payment obligations, and other terms. Non-compliance with these requirements could result in work stoppages, fines, penalties, litigation, or inability to distribute the film through certain channels. The Company must also secure appropriate rights, clearances, and releases for all creative elements including scripts, music, locations, and likenesses. Failure to obtain proper rights could result in copyright infringement claims, costly litigation, or inability to distribute the film. As a small company with limited resources and a single employee, the Company may lack the expertise and infrastructure to ensure full compliance with all applicable regulations and industry requirements.

The Company's film and business depend on intellectual property rights including copyrights in the screenplay, film footage, music, and other creative elements. The Company must ensure that it owns or has properly licensed all intellectual property incorporated into the film, including the script, music compositions and recordings, stock footage, artwork, and any other third-party content. Any failure to secure proper rights or clearances could result in copyright infringement claims that prevent distribution of the film or require costly settlements. The Company must also ensure that the film does not infringe on others' trademark rights, rights of publicity, or defamation laws. Independent films with limited budgets often face challenges in conducting thorough intellectual property clearance and may take risks by using content without proper licenses. If the Company faces intellectual property claims, it may lack the financial resources to defend against litigation or pay settlements, which could result in the film being withdrawn from distribution or the Company facing significant financial liability. The Company has not disclosed whether it has obtained errors and omissions insurance, which is typically required by distributors to protect against such claims.

Investment in the Company's securities is highly speculative and involves a high degree of risk. Investors should be prepared for the possibility of losing their entire investment. The Company is producing a single independent film with no guarantee of completion, distribution, or commercial success. The Company has very limited cash reserves, a single employee, and faces all of the risks associated with independent film production in a highly competitive and rapidly changing industry. The securities being offered are not registered under the Securities Act of 1933 and are subject to significant restrictions on transfer. There is no public market for the securities and none is expected to develop. Investors will be unable to liquidate their investment except in very limited circumstances. The securities are suitable only for investors who can afford to lose their entire investment and who do not need liquidity. Investors should not invest unless they can bear the economic risk of losing their entire investment for an indefinite period.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$350,000**

Use of Proceeds: If only the minimum target amount is raised, The Influencer House Massacre expects to use proceeds approximately as follows: 66% Principal Photography Production Costs, 16% Cast and Crew Compensation, 6% Production Equipment and Locations, 4.1% Working Capital Reserve, and 7.9% Wefunder fee and related offering expenses. Management intends to allocate proceeds as described but may adjust among categories based on production needs and conditions.

If we raise: **$475,000**

Use of Proceeds: If the maximum offering amount is raised, including any oversubscriptions, The Influencer House Massacre expects to use proceeds approximately as follows: 50% Full Production Budget Completion, 18% Cast and Crew Compensation, 13% Post-Production and Color Grading, 6% Film Distribution and Sales Efforts, 5.1% Working

Compensation, 13% Post-Production and Color Grading, 6% Film Distribution and Sales Efforts, 5.1% Working Capital Reserve, and 7.9% Wefunder fee and related offering expenses. Management expects to allocate excess proceeds toward post-production and distribution but may adjust priorities based on evolving production and market conditions.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.

Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.

Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.

Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.

Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

> NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.
>
> The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

There are a total of 100 gross points on the TIHM PROJECT, and 50 are being offered to INVESTORS. Partial points can be issued. Investor will receive the amount of points equal to their investment amount divided by $9,500. All INVESTORS are investing in a "fixed Gross" Points system in which an exact percentage (% defined below) of all sales and revenues from the TIHM film PROJECT is paid back to INVESTOR on a quarterly basis. Gross sales % will be paid to INVESTORS regardless of additional and/or ongoing marketing costs or expenses. UCL and its experienced production team will strive to keep the production on time and on budget, but in the unlikely event there is a slight budget overage (over the maximum allowance of $475,000), UCL would absorb any and ALL of those additional costs. Since the INVESTOR's points are fixed and will not change, there is no revenue share dilution to film INVESTORS that could happen in most other film projects where these shares are not specified as "fixed" or "locked". INVESTOR is NOT investing in Unlimited Creation LLC (the COMPANY), but is investing in gross revenue shares of this specific TIHM film PROJECT.

INVESTOR will receive one (1) Gross Revenue Percentage Point of all Gross revenues from TIHM PROJECT for each $9,500 invested. Exactly 50 Gross Revenue points in TIHM PROJECT are being sold by COMPANY for $9,500 each, for a total TIHM PROJECT production budget of $475,000. The only possible cost deduction that may be equally shared by both parties could be the hard costs of future DVD or Blu-ray disc replication for orders that are required to be filled by UCL (and not a distributor). Example: if UCL gets a wholesale order for DVDs at $3.00 each (and if UCL is required by a distributor to fill that particular wholesale DVD order), UCL would be allowed to deduct an estimated $1.00 replication "cost" per DVD before paying Gross checks to INVESTORS. Gross points are defined as any and ALL revenues paid to and received by UCL for this TIHM film project, with no additional marketing expenses or costs deducted including but not limited to: publicity and press releases, postage, courier fees, copies, faxes, other general office expenses, website maintenance or hosting fees, subscription agreements, legal or accounting fees, salaries, commissions, taxes, or any other expenses or deductions of any kind. Revenues will mean any and all advances, sales, rentals, or royalties for the above-mentioned TIHM film including, but not

any kind. Revenues will mean any and all advances, sales, rentals, or royalties for the above-mentioned "TFM" film including, but not limited to: video, DVD, theatrical exhibitions, cable, TV, satellite, or internet V.O.D. (video on demand), catalog, airlines, hotels, or any other future revenue sources of this project for the entire term of this agreement.

See exact security attached as Appendix B, Investor Contracts.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

Yes: No voting rights

16. How may the terms of the securities being offered be modified?

The terms of the securities being offered may be modified by mutual agreement between the issuer and investors, subject to compliance with applicable securities laws. Any material changes will be disclosed to investors, and if required, investors will be given the option to reconfirm or withdraw their investment before such changes take effect.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights

Class of Security	Total Pool	Issued
Warrants	None	
Options	10	

Describe any other rights:

CEO Cal Barnes owns and retains 100% voting power of the company. The securities offered is 50% of the revenues in the individual motion picture

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect gross revenues and diminish payments made to Investors.

Based on the risk that the company may never realize revenues or face a Default Event, the Investor may never see any returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

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19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

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20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

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21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

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22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the promissory notes holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. The Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds

No exempt offerings.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

- [ ] Yes
- [x] No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations. ?

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

Unlimited Creation LLC is an independent film production and sales company founded in 20wr by actor and filmmaker Cal Barnes. Inspired by award-winning American art house cinema of the 1990s and 2000s, they focus on creating story and performance-driven films with attention to cinematography, lighting, color, and music.

We are an early-stage company and have incurred operating losses and negative cash flows from operations since inception. We expect to continue to incur operating losses in the near term.

As of August 31, 2026, we did not have any cash or cash equivalents on hand.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of the date of the financial statements included in this offering statement, our total assets were $0 and our current and non-current liabilities, as reflected in available financial statement fields, were $0.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of the date of the financial statements included in this offering statement, we did not have any cash or cash equivalents on hand.

Based on our current operations, we have a monthly net cash burn of approximately $100.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

To date, our operations have been funded through minimal cash resources and have not included any external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we did not have any outstanding indebtedness.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

We have not conducted any exempt offerings or raised capital in the past three years.

Known Trends, Events, and Uncertainties

Management is aware of the following trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months:

> A Film is all burn until the project is distributed. This process from production to completion typically lasts 1-2 years. There is no current burn except annual LLC fees. The founder and producer, Cal Barnes, invested $5,000 so far to get the project set up, going, including hiring script doctors and getting talent attachments. There are no ongoing burn costs. When the project is funded, the entire full amount will be spent on production, with estimated revenues beginning roughly 1-1.5 years after wrap of principle photography.

These factors could increase operating costs, reduce liquidity, or require us to raise additional capital earlier than anticipated.

Other than the matters described above, management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used to complete the film based on the professional, detailed budget provided by our line producer. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, **Cal Barnes**, certify that:

(1) the financial statements of Unlimited Creation LLC included in this Form are true and complete in all material respects; and

(2) the financial information of Unlimited Creation LLC included in this Form reflects accurately the information reported on the tax return for Unlimited Creation LLC filed for the most recently completed fiscal year.

Cal Barnes

Cal Barnes
CEO, Head of Creative

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(?)

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding

portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://NineteenFilms.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- The Influencer House Massacre Investor Agreement 2026

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Cal Barnes

Appendix E: Supporting Documents

- ttw_merged_comms

- Attachment #24677

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

The Influencer House Massacre Investor Agreement 2026

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Cal Barnes

Appendix E: Supporting Documents

ttw_merged_comms

Attachment #24677

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Unlimited Creation LLC

By

Cal Barnes

Director, Producer, Writer, Actor

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Cal Barnes

Director, Producer, Writer, Actor
9/10/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.